FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 21, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X                           No 40-F _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 21, 2015 – ARM Holdings PLC Reports Results for the Third Quarter and Nine Months Ended 30 September 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2015

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2015

A conference call discussing these results will be audiocast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 21 October 2015 —ARM Holdings plc announces its unaudited financial results for the third quarter and nine months ended 30 September 2015.

Q3 2015 – Financial Summary	Normalised*			IFRS
	Q3 2015	Q3 2014	% Change	Q3 2015	Q3 2014	% Change
Revenue ($m)	375.5	320.2	17%	375.5	320.2	17%
Revenue (£m)	243.1	195.5	24%	243.1	195.5	24%
Operating expenses (£m)	108.4	86.8	25%	131.4	107.0	23%
Operating margin	51.7%	50.4%		42.0%	39.8%
Profit before tax (£m)	128.4	101.2	27%	102.9	79.2	30%
Earnings per share (pence)	7.61	5.92	29%	6.06	4.57	33%
Net cash generation (£m) **	86.6	91.1
Effective revenue fx rate ($/£)	1.54	1.64
YTD 2015 – Financial Summary	Normalised*			IFRS
	YTD 2015	YTD 2014	% Change	YTD 2015	YTD 2014	% Change
Revenue ($m)	1,080.7	935.0	16%	1,080.7	935.0	16%
Revenue (£m)	699.1	569.3	23%	699.1	569.3	23%
Operating expenses (£m)	307.7	258.8	19%	374.0	322.1	16%
Operating margin	52.1%	49.9%		42.3%	38.5%
Profit before tax (£m)	372.7	292.5	27%	301.0	225.1	34%
Earnings per share (pence)	22.00	16.93	30%	17.45	12.86	36%
Net cash generation (£m) **	248.4	217.9
Effective revenue fx rate ($/£)	1.54	1.64
*	Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, Linaro-related charges, share of results of joint venture, intangible amortisation, and profit on disposal of investments net of impairment. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 7.8 to 7.11.
**	Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits and similar instruments, adding back dividend payments and share buy-backs, investment and acquisition consideration, other acquisition-related payments, restructuring payments, share-based payroll taxes, investment in and loans to joint venture, payments to Linaro, and deducting inflows from share option exercises – see notes 7.3 to 7.7.

Q3 Financial Highlights

•	Group revenues in US$ up 17% year-on-year (£ revenues up 24% year-on-year)

•	Processor licensing revenue in US$ up 5% year-on-year

•	Processor royalty revenue in US$ up 37% year-on-year

•	Normalised PBT and EPS up 27% and 29% year-on-year respectively

Progress on key growth drivers in Q3

•	Growth in adoption of ARM® processor technology

o	38 processor licences signed for a broad range of applications, from sensors to smartphones to servers

•	Maintained momentum in licensing of advanced technology, underpinning future royalty revenue growth

o	6 ARMv8-A processor licences signed, including two lead licences for future processors

o	6 Mali™ multimedia processor licences signed, including three licences for next-generation technology

o	1 POP IP licence signed for a next generation processor optimised for a 10nm FinFET process

•	Growth in shipments of chips based on ARM technology

o	3.6 billion ARM-based chips shipped, up 20% year-on-year

o	Strong year-on-year growth in royalty revenue due to increasing shipments of chips containing ARM’s latest technology, ARMv8-A, big.LITTLE and Mali graphics

o	Continuing growth for chips going into embedded applications such as connected sensors, smart meters and secure smartcards

o	New chips starting to ship into future growth markets including a major new shipper of chips into base station equipment.

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Outlook

ARM enters the final quarter of 2015 with strong royalty momentum, as indicated by industry and customer data, and a healthy licensing pipeline. We expect group dollar revenues for the full-year to be in-line with market expectations.

Simon Segars, Chief Executive Officer, said:

“Q3 has been another strong quarter for royalty revenue growth, driven by premium chip pricing and elevated royalty percentages from recently introduced ARMv8-A based chips. These new chips are now shipping in a wide range of devices including smartphones, enterprise equipment such as base stations and servers, and consumer electronics such as digital TVs.

ARM technology is being deployed in an increasingly diverse range of products and markets, from the ubiquitous sensors that will form the Internet of Things, to energy-efficient smartphones, to high-performance servers. With the broadening adoption of ARM technology, we are continuing to invest in developing new products and revenue streams to support long-term growth and returns for shareholders."

Q3 2015 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q3 2015	Q3 2014	% Change	Q3 2015	Q3 2014	% Change
Technology Licensing
Processors	125.9	120.1	5%	81.4	74.6	9%
Physical IP	19.2	22.4	-14%	12.4	13.8	-10%
Total Technology Licensing	145.1	142.5	2%	93.8	88.4	6%
Technology Royalty
Processors	185.6	135.5	37%	120.5	81.6	48%
Physical IP	17.4	14.7	19%	11.2	8.8	28%
Total Technology Royalty	203.0	150.2	35%	131.7	90.4	46%
Software and Tools	11.5	13.4	-15%	7.4	8.1	-9%
Services	15.9	14.1	13%	10.2	8.6	18%
Total Revenue	375.5	320.2	17%	243.1	195.5	24%

YTD 2015 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	YTD 2015	YTD 2014	% Change	YTD 2015	YTD 2014	% Change
Technology Licensing
Processors	364.7	357.5	2%	234.7	221.1	6%
Physical IP	64.7	61.0	6%	41.5	37.8	10%
Total Technology Licensing	429.4	418.5	3%	276.2	258.9	7%
Technology Royalty
Processors†	512.0	384.8	33%	333.0	230.4	45%
Physical IP	51.5	45.4	14%	33.7	27.1	24%
Total Technology Royalty	563.5	430.2	31%	366.7	257.5	42%
Software and Tools	39.9	42.7	-7%	25.8	25.8	0%
Services	47.9	43.6	10%	30.4	27.1	12%
Total Revenue	1,080.7	935.0	16%	699.1	569.3	23%

***	Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.
†	Includes a deduction, recognised in Q1 2014, of $5 million for prior years’ royalties over-reported to ARM by a customer.

Contacts:
Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

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Board Appointments

On 4 August 2015, ARM announced the appointment of Lawton Fitt and Stephen Pusey as independent non-executive directors. They both joined the board on 1 September 2015, with Lawton also joining the audit committee.

Financial review

(IFRS unless otherwise stated)

Total revenues

Total dollar revenues in Q3 2015 were $375.5 million, up 17% versus Q3 2014. Q3 sterling revenues of £243.1 million were up 24% year-on-year.

Year-to-date dollar revenues amounted to $1,080.7 million, up 16% on the relevant period in 2014.

Licence revenues

Total dollar licence revenues in Q3 2015 were up 2% on Q3 2014 at $145.1 million, representing 39% of Group revenues. Processor licence revenues in Q3 2015 were up 5% at $125.9 million. Physical IP licence revenues were down 14% at $19.2 million. Physical IP licensing has declined in Q3 2015 compared with prior quarters primarily as we are completing agreements related to 28nm and 20nm nodes and are starting to transition to delivering technology related to more advanced nodes.

Following multiple periods of accelerated licence revenue growth (29% compound annual growth in the five years 2010-2014), and in-line with previous guidance, we continue to expect licence revenue growth of 5-10% per annum in the medium term.

Group order backlog at the end of Q3 2015 was down about 7% sequentially. Based on the medium-term outlook for licence revenue growth, we expect quarterly sequential movements of backlog to remain lumpy.

Royalty revenues

Total dollar royalty revenues in Q3 2015 were up 35% on Q3 2014 at $203.0 million, representing 54% of Group revenues. Royalty revenues comprised $185.6 million from processors and $17.4 million from physical IP. Processor royalty revenues increased 37% year-on-year. Relevant industry revenues were down about 2% over the corresponding shipment period (i.e. Q2 2015 compared to Q2 2014).

During Q3, ARM continued to benefit from recently-launched ARMv8-A based chips, which delivered a combination of premium chip pricing and an elevated royalty percentage per chip. Our guidance remains unchanged; over the medium-term we expect royalty revenue growth to outperform semiconductor industry growth by 15 percentage points.

Other revenues

Sales of software and tools in Q3 2015 were $11.5 million, a decrease of 15% year-on-year. Service revenues were $15.9 million in Q3 2015, up 13% year-on-year. Together revenues from software and tools and services represented 7% of Group revenues.

Gross margins

Normalised gross margins in Q3 2015 were 96.2% compared to 96.3% in Q2 2015 and 94.8% in Q3 2014.

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Operating expenses and operating margin

Normalised income statements for Q3 2015, YTD 2015, Q3 2014 and YTD 2014 are included in notes 7.8 to 7.11 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release. Non-GAAP measures have been presented as we believe that they allow a clearer comparison of operating results.

Normalised operating expenses were £108.4 million in Q3 2015 compared to £99.3 million in Q2 2015 and £86.8 million in Q3 2014. Normalised operating expenses in Q3 2015 included a credit of approximately £4 million relating to the revaluation of monetary items due to changes in foreign exchange rates and the impact of a stronger dollar on the accounting for derivative instruments.

Normalised operating expenses in Q4 2015 (assuming effective exchange rates similar to current levels) are expected to be in the range of £117 million to £119 million. This faster growth in operating expenses reflects the increased investments announced at ARM Capital Markets Day on 15 September 2015. These investments are expected to accelerate ARM’s share gains in key markets such as enterprise infrastructure, and create an opportunity for new revenue streams from the Internet of Things.

Normalised operating margin was 51.7% in Q3 2015, compared to 52.9% in Q2 2015 and 50.4% in Q3 2014.

Normalised research and development expenses were £55.3 million in Q3 2015, representing 23% of revenues, compared to £51.1 million in Q2 2015 and £41.2 million in Q3 2014. Normalised sales and marketing expenses were £23.6 million in Q3 2015, representing 10% of revenues, compared to £21.1 million in Q2 2015 and £19.8 million in Q3 2014. Normalised general and administrative expenses were £29.5 million in Q3 2015, representing 12% of revenues, compared to £27.1 million in Q2 2015 and £25.8 million in Q3 2014.

Total IFRS operating expenses in Q3 2015 were £131.4 million (Q3 2014: £107.0 million) including share-based payment costs and related payroll taxes of £18.8 million (Q3 2014: £17.4 million), and amortisation of intangible assets, other acquisition-related charges, restructuring charges and impairment of investments of £4.2 million (Q3 2014: £2.8 million).

Total share-based payment costs and related payroll tax charges of £19.4 million in Q3 2015 were included within cost of revenues (£0.6 million), research and development (£12.7 million), sales and marketing (£3.1 million) and general and administrative (£3.0 million).

Earnings and taxation

Normalised profit before tax in Q3 2015 was £128.4 million compared to £101.2 million in Q3 2014. After including acquisition-related and share-based payment costs, intangible amortisation, impairments, restructuring charges and share of results of joint ventures, IFRS profit before tax was £102.9 million in Q3 2015 compared to £79.2 million in Q3 2014.

The Group's effective normalised tax rate was 16.0% in Q3 2015 (IFRS: 16.5%). ARM’s full-year normalised effective tax rate in 2015 is expected to be about 16%.

In Q3 2015, normalised fully diluted earnings per share were 7.61 pence (34.59 cents per ADS1) compared to 5.92 pence (28.80 cents per ADS) in Q3 2014. IFRS fully diluted earnings per share in Q3 2015 were 6.06 pence (27.55 cents per ADS) compared to earnings per share of 4.57 pence (22.24 cents per ADS) in Q3 2014.

Balance sheet

Intangible assets at 30 September 2015 were £715.3 million, comprising goodwill of £626.8 million and other intangible assets of £88.5 million, compared to £567.0 million and £77.2 million respectively at 31 December 2014. The increase in intangible assets is primarily due to the acquisition of Sansa Security. See note 6 for more information.

Total accounts receivable were £166.5 million at 30 September 2015, compared to £138.6 million at 31 December 2014.

Cash flow

Normalised cash generation in Q3 2015 was £86.6 million. Net cash at 30 September 2015 was £898.2 million, compared to £861.7 million at 31 December 2014.

_________________________
1 Each American Depositary Share (ADS) represents three shares.

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Technology Licensing

Processor licensing

Thirty-eight processor licences were signed in Q3 2015, reflecting continuing demand for ARM’s latest technology across a diverse range of end markets and customers.

Ten of the licences signed were for ARM’s Cortex-A series processors. Six of these licences were for Cortex-A series processors based on ARMv8-A including two licences for the future processor technology. Cortex-A series processors are deployed into a wide range of end markets, and in Q3 ARM signed licences with customers planning to build chips for smart mobile devices, digital TVs, servers and remotely operated vehicles.

ARM also signed six licences for its Mali multimedia processors, mainly for use in mobile, consumer electronics and automotive infotainment. Five of these licences were for Mali graphics processors, including one for “Mimir” ARM’s next generation graphics processor, and one licence was for Mali display technology.

Nineteen of the licences were for Cortex-M series processors for use in technologies required for the Internet of Things; microcontrollers, smart meters, sensors, security and low-power wireless communication chips.

Over recent years, ARM has seen increasing interest from OEMs wanting to take more control over the chips going into their products, including licensing ARM technology. In Q3, three major OEMs licensed ARM technology for their future products.

Q3 2015 and Cumulative Processor Licensing Analysis

	Existing Licensees	New Licensees	Quarter Total	Cumulative Total†
Classic ARM*	1		1	514
Cortex-A	8	2	10	233
Cortex-R	2		2	61
Cortex-M	7	12	19	335
Mali	6		6	124
Architecture				18
Subscription**				17
Total	24	14	38	1,302
*	Includes ARM7, ARM9, ARM10 and ARM11

**	Includes CPU and Mali subscription licences

†	Includes all extant licences that are expected to generate royalties

Physical IP licensing

During the quarter ARM saw continuing demand for physical IP optimised for use with processors (POP IP). POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology. For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP. This quarter ARM signed a licence for POP IP that will optimise ARM’s next generation “Artemis” processor on a 10nm FinFET manufacturing process.

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Technology Design Wins and Ecosystem Development

In recent months many leading technology companies have announced developments in their ARM-based product lines, including:

•	The BBC revealed the micro:bit, a pocket sized computer, based on ARM Cortex-M0, that will be incorporated into school lessons for all Year 7 students across the UK.

•	Renesas introduced the Synergy family of ARM-based microcontrollers which are designed to make it easier to create Internet of Things devices.

•	STMicro announced that it had licensed the new 32-bit ARMv8-R processor technology for chips targeting real-time safety-related smart driving applications and in industrial applications.

•	The enterprise software company SUSE® announced a partner program expansion, which makes available a version of SUSE Linux Enterprise 12 for partners to develop, test and deliver products using ARM server chips.

•	Atmel started shipping Atmel SMART™ microcontrollers, based on the Cortex-M7 processor. These allow customers to scale-up performance while maximising software reuse.

•	IBM, Microsoft and Salesforce.com each issued separate announcements regarding their cloud-based analytics platforms and support for ARM’s mbed platform.

•	Qualcomm unveiled several new additions to its ARM-based range of processors for mobile devices, with a mix of quad-core, hexa-core and octa-core designs.

•	Qualcomm also demonstrated a pre-production ARM-based server chip, running Linux, Apache Web Server, MySQL database and KVM hypervisor. The chip will be suitable for cloud workloads including big-data mining, machine learning, and Infrastructure as a Service offerings.

More partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Q3 royalty revenue was generated from the shipment of 3.6 billion ARM processor-based chips, up 20% year-on-year.

Growth in the number of ARM-based chips shipped into embedded applications continued, up 30% year-on-year, with particularly strong growth in ARM-based microcontrollers and smartcards. In addition, ARM received the first royalty revenue from a major supplier to the base station equipment market as they started to ship their first ARM-based chips.

Q3 2015 Processor Unit Shipment Analysis

Processor Series	Unit Shipments	Market	Unit Shipments
Classic*	33%	Mobile and connectivity	42%
Cortex-A	17%	Home	5%
Cortex-R	7%	Enterprise	13%
Cortex-M	43%	Embedded	40%

* Includes ARM7, ARM9, ARM10 and ARM11

Increasing the royalty revenue opportunity per chip

During the quarter, 13 companies reported that they had shipped a total of 215 million ARMv8-A based chips. Of these about 70 million chips contained a high number of cores, utilising by ARM big.LITTLE technology. These will be deployed in smartphones, tablets, other consumer electronic devices, enterprise networking and servers.

Shipments of chips containing an ARM Mali graphics processor were consistent with the higher end of our previously guided range of 600m to 700m units in FY15. Most Mali graphics processors are found in chips containing an ARM Cortex-A class processor, increasing the royalty percentage per chip.

ARM’s physical IP dollar royalty revenue in Q3 2015 was up 18% year-on-year, with about one third of royalty revenues generated from wafers manufactured at advanced nodes from 28nm to 14/16nm.

People

At 30 September 2015, ARM had 3,853 full-time employees, a net increase of 559 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q3 the Group had 1,530 employees based in the UK, 854 in the US, 613 in EMEA, 541 in India and 315 in the Asia Pacific region.

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Acquisitions

In July 2015, ARM announced the acquisition of Sansa Security (Sansa), a provider of hardware security IP and software for advanced system-on-chip components deployed in Internet of Things and mobile devices. The company currently enables security in more than 150 million products a year and Sansa technology is deployed across a range of smart connected devices and enterprise systems. The deal complements the ARM security portfolio, which includes ARM TrustZone® technology and SecurCore® processor IP.

In October 2015, ARM announced the acquisition of the product portfolio and other business assets of Carbon Design Systems (Carbon), a leading supplier of cycle-accurate virtual prototyping solutions, to deliver design optimization, time-to-market and cost-efficiency gains for its Partners. As part of this acquisition, Carbon’s staff will transfer to ARM.

Principal risks and uncertainties

The principal risks and uncertainties faced by the Group in 2015 are included within the “Risks and risk management” section of the 2014 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2014 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov. There have been no changes to these risks that are expected to materially impact the Group. These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc

Consolidated balance sheet - IFRS

	30 September	31 December
	2015	2014
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	79.1	54.1
Short-term deposits and similar instruments	611.7	620.8
Embedded derivatives	5.4	2.6
Accounts receivable (see note 4)	166.5	138.6
Prepaid expenses and other assets	45.0	43.2
Current tax assets	11.3	8.9
Inventories: finished goods	1.8	2.7
Total current assets	920.8	870.9

Non-current assets:
Long-term deposits and similar instruments	213.0	191.4
Loans and receivables	4.9	3.0
Available-for-sale financial assets	12.7	23.7
Investment in joint venture	0.3	3.0
Prepaid expenses and other assets	1.8	1.7
Property, plant and equipment	51.8	43.4
Goodwill	626.8	567.0
Other intangible assets	88.5	77.2
Deferred tax assets	49.2	55.9
Total non-current assets	1,049.0	966.3
Total assets	1,969.8	1,837.2

Liabilities
Current liabilities:
Accounts payable	8.7	11.7
Fair value of currency exchange contracts	0.7	4.8
Accrued and other liabilities (see note 4)	88.7	80.6
Finance lease liabilities	4.2	3.9
Current tax liabilities	21.5	31.9
Deferred revenue	102.0	127.4
Total current liabilities	225.8	260.3

Non-current liabilities:
Finance lease liabilities	4.5	2.6
Deferred tax liabilities	3.4	0.4
Deferred revenue	43.2	45.6
Total non-current liabilities	51.1	48.6
Total liabilities	276.9	308.9

Net assets	1,692.9	1,528.3

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	24.9	24.9
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	1,143.1	991.8
Revaluation reserve	−	4.3
Cumulative translation adjustment	108.5	90.9
Total equity	1,692.9	1,528.3

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ARM Holdings plc

Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2015	30 September 2014	30 September 2015	30 September 2014
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Revenues	243.1	195.5	699.1	569.3

Cost of revenues	(9.7)	(10.6)	(29.2)	(27.8)

Gross profit	233.4	184.9	669.9	541.5

Research and development	(71.5)	(55.4)	(199.4)	(162.1)
Sales and marketing	(26.7)	(22.7)	(75.8)	(65.6)
General and administrative	(33.2)	(28.9)	(98.8)	(94.4)
Total operating expenses	(131.4)	(107.0)	(374.0)	(322.1)

Profit from operations	102.0	77.9	295.9	219.4

Investment income, net	2.8	2.6	8.8	8.3
Share of results of joint venture	(1.9)	(1.3)	(3.7)	(2.6)

Profit before tax	102.9	79.2	301.0	225.1
Tax	(17.0)	(14.4)	(53.0)	(42.6)

Profit for the period	85.9	64.8	248.0	182.5

Earnings per share
Basic and diluted earnings	85.9	64.8	248.0	182.5

Number of shares (millions)
Basic weighted average number of shares	1,406.2	1,406.4	1,408.4	1,406.7
Effect of dilutive securities: Share options and awards	11.0	11.3	13.0	13.1
Diluted weighted average number of shares	1,417.2	1,417.7	1,421.4	1,419.8

Basic EPS (pence)	6.1	4.6	17.6	13.0
Diluted EPS (pence)	6.1	4.6	17.4	12.9

Diluted earnings per ADS (cents)	27.5	22.2	79.3	62.5

All activities relate to continuing operations.

All of the profit for the period is attributable to the owners of the parent.

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ARM Holdings plc

Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2015	30 September 2014	30 September 2015	30 September 2014
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Profit for the period	85.9	64.8	248.0	182.5
Other comprehensive income/(loss):
Currency translation adjustment*	27.2	30.0	17.6	11.0
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	−	−	(4.3)	−
Other comprehensive income for the period	27.2	30.0	13.3	11.0
Total comprehensive income for the period	113.1	94.8	261.3	193.5

*These items may be reclassified to profit or loss if certain conditions are met.

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ARM Holdings plc

Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share			Cumulative
	Share	premium	Capital	option	Retained	Revaluation	translation
	capital	account	reserve *	reserve**	earnings	reserve***	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2014 (audited)	0.7	18.1	354.3	61.4	820.6	−	56.3	1,311.4
Profit for the period	−	−	−	−	182.5	−	−	182.5
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	−	11.0	11.0
Total comprehensive income for nine month period	−	−	−	−	182.5	−	11.0	193.5
Shares issued on exercise of share options and awards	−	3.6	−	−	−	−	−	3.6
Dividends	−	−	−	−	(50.7)	−	−	(50.7)
Purchase of own shares	−	−	−	−	(46.4)	−	−	(46.4)
Credit in respect of employee share schemes	−	−	−	−	47.6	−	−	47.6
Movement on tax arising on share options and awards	−	−	−	−	(2.3)	−	−	(2.3)
	−	3.6	−	−	(51.8)	−	−	(48.2)
At 30 September 2014 (unaudited)	0.7	21.7	354.3	61.4	951.3	−	67.3	1,456.7

At 1 January 2015 (audited)	0.7	24.9	354.3	61.4	991.8	4.3	90.9	1,528.3
Profit for the period	−	−	−	−	248.0	−	−	248.0
Other comprehensive income/(loss):
Currency translation adjustment	−	−	−	−	−	−	17.6	17.6
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	−	−	−	−	−	(4.3)	−	(4.3)
Total comprehensive income/(loss) for nine month period	−	−	−	−	248.0	(4.3)	17.6	261.3
Dividends	−	−	−	−	(63.5)	−	−	(63.5)
Purchase of own shares	−	−	−	−	(92.2)	−	−	(92.2)
Proceeds from sale of own shares	−	−	−	−	4.7	−	−	4.7
Credit in respect of employee share schemes	−	−	−	−	51.8	−	−	51.8
Movement on tax arising on share options and awards	−	−	−	−	2.5	−	−	2.5
	−	−	−	−	(96.7)	−	−	(96.7)
At 30 September 2015 (unaudited)	0.7	24.9	354.3	61.4	1,143.1	−	108.5	1,692.9

* Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985. The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

** Share option reserve. The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

*** Revaluation reserve. The Group includes on its balance sheet equity investments that are not publicly traded, which are classified as available-for-sale financial assets. These are carried at fair value. Unrealised holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognised within the income statement). Any unrealised gains within this reserve are undistributable. Unrealised holding gains in the revaluation reserve are recycled to the income statement on disposal of the available-for-sale financial asset to which they relate.

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Notes to the Financial Information

(1) Basis of preparation

The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2014) comprises the consolidated balance sheets at 30 September 2015 and 31 December 2014, consolidated income statements and consolidated statements of comprehensive income for the three months and nine months ended 30 September 2015 and 2014, and consolidated statements of changes in shareholders’ equity for the nine months ended 30 September 2015 and 2014, together with related notes. This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2014.

(2) Share-based payment costs

Included within the consolidated income statement for the quarter ended 30 September 2015 are share-based payment costs (including related payroll taxes and excluding those classified as restructuring costs in note 3 below) of £19.4 million (2014: £17.9 million), allocated £0.6 million (2014: £0.5 million) in cost of revenues, £12.7 million (2014: £11.9 million) in research and development expenses, £3.1 million (2014: £2.9 million) in sales and marketing expenses and £3.0 million (2014: £2.6 million) in general and administrative expenses.

Included within the consolidated income statement for the nine months ended 30 September 2015 are total share-based payment costs (including related payroll taxes and excluding those classified as restructuring costs in note 3 below) of £56.7 million (2014: £47.9 million), allocated £1.7 million (2014: £1.5 million) in cost of revenues, £37.0 million (2014: £31.5 million) in research and development expenses, £9.5 million (2014: £8.0 million) in sales and marketing expenses and £8.5 million (2014: £6.9 million) in general and administrative expenses.

(3) Restructuring costs

Included within the consolidated income statement for the nine months ended 30 September 2014 is a restructuring charge of £8.7 million, following a review of the skills and capabilities of groups across the business during which approximately 130 people left the Group. The restructuring charge includes total accelerated share-based payment costs (including related payroll taxes) of £3.4 million, which have been excluded from note 2 above. There were no restructuring costs in the quarter ended 30 September 2015 or in the nine months ended 30 September 2015.

(4) Accounts receivable and accrued and other liabilities

Included within accounts receivable at 30 September 2015 are £43.3 million (31 December 2014: £9.1 million) of amounts recoverable on contracts.

Included within accrued and other liabilities at 30 September 2015 are £9.4 million (31 December 2014: £12.8 million) relating to the provision for payroll taxes on share awards, and £18.0 million (31 December 2014: £19.3 million) relating to employee bonus and sales commission provisions.

(5) Financial contingencies

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

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(6) Acquisitions

Sansa Holdings, Inc (“Sansa Security”) was acquired by the Group on 30 July 2015 for consideration of $71.2 million.

Sansa Security is a provider of hardware security IP and software for advanced system-on-chip components deployed in Internet of Things (IoT) and mobile devices. The company currently enables security in more than 150 million products a year and Sansa Security technology is deployed across a range of smart connected devices and enterprise systems. The deal complements the ARM security portfolio, including ARM TrustZone technology and SecurCore processor IP.

For these reasons, combined with the ability to hire the workforce of Sansa Security, including the founders and the management team, the Group paid a premium for the company giving rise to goodwill. All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of the acquisition.

	Sansa Security
	£m	$m

Cash	1.9	3.0
Accounts receivable and other receivables	2.5	4.0
Property, plant and equipment	0.3	0.4
Intangible assets	11.5	17.8
Accrued and other liabilities	(3.0)	(4.8)
Deferred tax liabilities	(3.1)	(4.7)
Net assets acquired	10.1	15.7
Goodwill	35.8	55.5
Consideration	45.9	71.2

The full consideration was paid in cash for Sansa Security. All transaction expenses incurred by the Group have been charged to the income statement.

On 20 October 2015, the Group announced the acquisition of the product portfolio and other business assets of Carbon Design Systems, a leading supplier of cycle-accurate virtual prototyping solutions, to deliver design optimization, time-to-market and cost-efficiency gains for its Partners.

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(7) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation and acquisition-related charges, share-based payment costs, share of results of joint venture, restructuring charges, profit on disposal of available-for-sale financial assets net of impairment, and Linaro-related charges. Full reconciliations of Q3 2015, Q3 2014, 9M 2015 and 9M 2014 are shown in notes 7.8 to 7.11. All figures in £millions unless otherwise stated.

Summary normalised figures	Q3 2015	Q3 2014	Q2 2015	9M 2015	9M 2014

Revenues	243.1	195.5	228.5	699.1	569.3
Revenues ($m)	375.5	320.2	357.1	1,080.7	935.0
ARM’s effective exchange rate ($/£)	1.54	1.64	1.56	1.55	1.64

Gross margin	96.2%	94.8%	96.3%	96.1%	95.4%
Operating expenses	108.4	86.8	99.3	307.7	258.8
Profit from operations	125.6	98.6	120.8	363.9	284.2
Operating margin	51.7%	50.4%	52.9%	52.1%	49.9%

Profit before tax	128.4	101.2	123.9	372.7	292.5
Earnings per share (diluted)	7.6p	5.9p	7.3p	22.0p	16.9p

Cash (net of accrued interest)	898.2	797.0	903.8	898.2	797.0
Normalised cash generation	86.6	91.1	93.3	248.4	217.9

	(7.1)	(7.2)
	30 September 2015	31 December 2014

Cash and cash equivalents	79.1	54.1
Short-term deposits and similar instruments	611.7	620.8
Long-term deposits and similar instruments Less: Interest accrued	213.0 (5.6)	191.4 (4.6)

Total net cash	898.2	861.7

	(7.3)	(7.4)	(7.5)	(7.6)	(7.7)
	Q3 2015	Q3 2014	Q2 2015	9M 2015	9M 2014

Cash at end of period (as above)	898.2	797.0	903.8	898.2	797.0
Less: Cash at beginning of period	(903.8)	(746.4)	(921.8)	(861.7)	(706.3)
Add back: Cash outflow from investments and acquisitions (net of cash acquired and advance for loans)	44.0	1.2	1.6	44.4	13.6
Add back: Cash outflow from loan to joint venture	−	−	1.0	1.8	−
Add back: Cash outflow from investment in joint venture	−	−	1.0	1.0	−
Add back: Cash outflow from acquisition-related charges	1.4	2.8	0.7	2.9	4.2
Add back: Cash outflow from restructuring charges	−	2.2	−	−	5.0
Add back: Cash outflow from payment of dividends	−	-−	63.5	63.5	50.7
Add back: Cash outflow from purchase of own shares	47.0	34.3	45.2	92.2	46.4
Add back: Cash outflow from share-based payroll taxes	0.7	0.4	0.4	8.2	8.2
Add back: Cash outflow from payments related to Linaro	0.8	0.9	0.9	2.6	2.7
Less: Cash inflow from exercise of share options and awards	(1.7)	(1.3)	(3.0)	(4.7)	(3.6)
Normalised cash generation	86.6	91.1	93.3	248.4	217.9

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(7.8) Normalised income statement for Q3 2015

	Normalised	Share-based payments	Normalised incl share- based payments	Intangible amortisa- tion and acquisition related charges	Impairment of available- for-sale financial assets	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	243.1	−	243.1	−	−	−	243.1

Cost of revenues	(9.1)	(0.6)	(9.7)	−	−	−	(9.7)

Gross profit	234.0	(0.6)	233.4	−	−	−	233.4

Research and development	(55.3)	(12.7)	(68.0)	(3.5)	−	−	(71.5)
Sales and marketing	(23.6)	(3.1)	(26.7)	−	−	−	(26.7)
General and administrative	(29.5)	(3.0)	(32.5)	(0.4)	(0.3)	−	(33.2)
Total operating expenses	(108.4)	(18.8)	(127.2)	(3.9)	(0.3)	−	(131.4)

Profit from operations	125.6	(19.4)	106.2	(3.9)	(0.3)	−	102.0

Investment income, net	2.8	−	2.8	−	−	−	2.8
Share of results of joint venture	−	−	−	−	−	(1.9)	(1.9)

Profit before tax	128.4	(19.4)	109.0	(3.9)	(0.3)	(1.9)	102.9
Tax	(20.5)	2.9	(17.6)	0.6	−	−	(17.0)

Profit for the period	107.9	(16.5)	91.4	(3.3)	(0.3)	(1.9)	85.9

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,417.2		1,417.2				1,417.2
Earnings per share – pence	7.61		6.45				6.06

ADSs outstanding (millions)	472.4		472.4				472.4
Earnings per ADS – cents	34.59		29.31				27.55

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(7.9) Normalised income statement for Q3 2014

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion and acquisition related charges	Restruc- turing charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	195.5	−	195.5	−	−	−	195.5

Cost of revenues	(10.1)	(0.5)	(10.6)	−	−	−	(10.6)

Gross profit	185.4	(0.5)	184.9	−	−	−	184.9

Research and development	(41.2)	(11.9)	(53.1)	(2.3)	−	−	(55.4)
Sales and marketing	(19.8)	(2.9)	(22.7)	−	−	−	(22.7)
General and administrative	(25.8)	(2.6)	(28.4)	(0.2)	(0.3)	−	(28.9)
Total operating expenses	(86.8)	(17.4)	(104.2)	(2.5)	(0.3)	−	(107.0)

Profit from operations	98.6	(17.9)	80.7	(2.5)	(0.3)	−	77.9

Investment income, net	2.6	−	2.6	−	−	−	2.6
Share of results of joint venture	−	−	−	−	−	(1.3)	(1.3)

Profit before tax	101.2	(17.9)	83.3	(2.5)	(0.3)	(1.3)	79.2
Tax	(17.2)	2.1	(15.1)	0.6	0.1	−	(14.4)

Profit for the period	84.0	(15.8)	68.2	(1.9)	(0.2)	(1.3)	64.8

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,417.7		1,417.7				1,417.7
Earnings per share – pence	5.92		4.81				4.57

ADSs outstanding (millions)	472.6		472.6				472.6
Earnings per ADS – cents	28.80		23.37				22.24

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(7.10) Normalised income statement for 9M 2015

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion and acquisition related charges	Profit on disposal of investments, net of impairment charge	Linaro- related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	699.1	−	699.1	−	−	−	699.1

Cost of revenues	(27.5)	(1.7)	(29.2)	−	−	−	(29.2)

Gross profit	671.6	(1.7)	669.9	−	−	−	669.9

Research and development	(154.2)	(37.0)	(191.2)	(8.2)	−	−	(199.4)
Sales and marketing	(66.3)	(9.5)	(75.8)	−	−	−	(75.8)
General and administrative	(87.2)	(8.5)	(95.7)	(1.1)	5.0	(7.0)	(98.8)
Total operating expenses	(307.7)	(55.0)	(362.7)	(9.3)	5.0	(7.0)	(374.0)

Profit from operations	363.9	(56.7)	307.2	(9.3)	5.0	(7.0)	295.9

Investment income, net	8.8	−	8.8	−	−	−	8.8
Share of results of joint venture	−	−	−	−	−	(3.7)	(3.7)

Profit before tax	372.7	(56.7)	316.0	(9.3)	5.0	(10.7)	301.0
Tax	(60.1)	5.4	(54.7)	1.4	(1.1)	1.4	(53.0)

Profit for the period	312.6	(51.3)	261.3	(7.9)	3.9	(9.3)	248.0

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,421.4		1,421.4				1,421.4
Earnings per share – pence	22.00		18.39				17.45

ADSs outstanding (millions)	473.8		473.8				473.8
Earnings per ADS – cents	99.96		83.58				79.28

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(7.11) Normalised income statement for 9M 2014

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion and acquisition related charges	Restruc- turing charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	569.3	−	569.3	−	−	−	569.3

Cost of revenues	(26.3)	(1.5)	(27.8)	−	−	−	(27.8)

Gross profit	543.0	(1.5)	541.5	−	−	−	541.5

Research and development	(123.3)	(31.5)	(154.8)	(7.3)	−	−	(162.1)
Sales and marketing	(57.4)	(8.0)	(65.4)	(0.2)	−	−	(65.6)
General and administrative	(78.1)	(6.9)	(85.0)	(0.7)	(8.7)	−	(94.4)
Total operating expenses	(258.8)	(46.4)	(305.2)	(8.2)	(8.7)	−	(322.1)

Profit from operations	284.2	(47.9)	236.3	(8.2)	(8.7)	−	219.4

Investment income, net	8.3	−	8.3	−	−	−	8.3
Share of results of joint venture	−	−	−	−	−	(2.6)	(2.6)

Profit before tax	292.5	(47.9)	244.6	(8.2)	(8.7)	(2.6)	225.1
Tax	(52.2)	5.3	(46.9)	2.2	2.1	−	(42.6)

Profit for the period	240.3	(42.6)	197.7	(6.0)	(6.6)	(2.6)	182.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,419.8		1,419.8				1,419.8
Earnings per share – pence	16.93		13.93				12.86

ADSs outstanding (millions)	473.2		473.2				473.2
Earnings per ADS – cents	82.32		67.74				62.53

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Notes

The results shown for Q3 2015, Q2 2015, Q3 2014, 9M 2015, and 9M 2014 are unaudited. The results shown for FY 2014 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2014 were approved by the Board of directors on 17 February 2015 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q3 2015 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2014 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2014.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 12) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the Company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; Sunrise Micro Devices, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Electronic Technology (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy; Geomerics Ltd; ARM Ireland Ltd; ARM Hungary Kft; Offspark BV; and ARM Technologies Israel Ltd.

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